1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	November 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC October 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2020: On a consolidated basis, revenues for October 2020 were approximately NT$119.30 billion, a decrease of 6.5 percent from September 2020 and an increase of 12.5 percent from October 2019. Revenues for January through October 2020 totaled NT$1,097.02 billion, an increase of 27.7 percent compared to the same period in 2019.

TSMC October Revenue Report (Consolidated):

(Unit:NT$ million)
Period	October 2020	September 2020	M-o-M Increase (Decrease) %	October 2019	Y-o-Y Increase (Decrease) %	January to October 2020	January to October 2019	Y-o-Y Increase (Decrease) %
Net Revenues	119,303	127,585	(6.5)	106,040	12.5	1,097,024	858,788	27.7

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Oct.	Net sales	119,302,707	106,039,531
	Jan. ~ Oct.	Net sales	1,097,024,461	858,787,914

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		60,265,731	20,491,200
	TSMC Global**		386,507,808	88,669,300
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		430,094,495	2,380,150
	TSMC**		430,094,495	85,809,000
	TSMC Japan Ltd.***		172,037,798	362,208

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	167,366,278
	Mark to Market Profit/Loss	(1,992,619)
	Unrealized Profit/Loss	(1,036,697)
Expired Contracts	Notional Amount	684,106,626
	Realized Profit/Loss	2,279,812
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	114,412
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	19,599,031
	Mark to Market Profit/Loss	87,811
	Unrealized Profit/Loss	(27,643)
Expired Contracts	Notional Amount	146,048,351
	Realized Profit/Loss	843,931
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	7,007,909
	Mark to Market Profit/Loss	35,504
	Unrealized Profit/Loss	19,079
Expired Contracts	Notional Amount	25,651,885
	Realized Profit/Loss	137,010
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	2,895,080
	Realized Profit/Loss	25,749
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(33,637)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,266,463
	Mark to Market Profit/Loss	17,981
	Unrealized Profit/Loss	(5,715)
Expired Contracts	Notional Amount	20,988,881
	Realized Profit/Loss	(342,399)
Equity price linked product (Y/N)		N